Exhibit (a)(5)(J)

EFiled: Mar 16, 2016, 03:46PM EDT Transaction ID 58725798 Case No. 11798-VCL

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

WALTER WESLEY WOO,	)
individually and on behalf of all others similarly situated,	) )
	)	C.A. No. 11798-VCL
Plaintiff,	)
V.	)
FAIRCHILD SEMICONDUCTOR	) )
INTERNATIONAL, INC., MARK S.	)
THOMPSON, CHARLES P.	)
CARINALLI, RANDY W. CARSON,	)
TERRY A. KLEBE, ANTHONY	)
LEAR, CATHERINE P. LEGO,	)
KEVIN J. MCGARITY, BRYAN R.	)
ROUB, RONALD W. SHELLY, ON	)
SEMICONDUCTOR CORP., FALCON	)
OPERATIONS SUB, INC.,	)
)
)
Defendants.	)

VERIFIED AMENDED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff Walter Wesley Woo (“Plaintiff’), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this class action on behalf of the public stockholders of Fairchild Semiconductor International, Inc. (“Fairchild” or the “Company”) against the members of Fairchild’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to ON Semiconductor Corp. (“ON”), a Delaware corporation, in a process that failed to maximize stockholder value, and without providing material information necessary for an informed decision regarding whether or not to tender their shares, and/or seek appraisal.

2. On November 18, 2015, the Company announced that it had signed a definitive agreement (the “Merger Agreement”) by which ON, through its wholly-owned subsidiary, Falcon Operation Sub, Inc. (“Merger Sub”), would commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Fairchild for $20.00 per share in cash, without interest (the “Proposed Transaction”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company and the Company will become a wholly-owned subsidiary of ON. The Proposed Transaction is valued at approximately $2.4 billion.

3. Initially, the Tender Offer commenced on December 4, 2015 and was expected to close on January 5, 2016. The Tender Offer has been extended five times. Although the Tender Offer is currently formally slated to close on March 17, 2016, Defendants have indicated that, due to regulatory issues, it will not close until sometime in May of 2016 at the earliest.

4. The Company failed to maximize stockholder value in the process leading up to signing the Merger Agreement. Most notably, a consortium referred to interchangeably as the Party G Group or the Consortium in the Recommendation Statement (defined below) had indicated several days before the Company signed the Merger Agreement with ON that it could pay $20.20 “or higher” per share but needed time to submit a final offer for the Company. The Party G Group consisted of Hua Capital Management, Co., Ltd. (“Party G”); China Resources (Holdings) Co., Limited (“State Sponsor”), a state-owned corporation; and, China Resources Microelectronics Limited, (“State Sponsor’s subsidiary”), one of the State Sponsor’s subsidiaries that owned assets in the semiconductor industry (together with Party G and State Sponsor, the “Party G Group” or “Consortium”).

5. Despite this higher offer, on November 13, 2015, the Board “unanimously concluded that, based on the offers, including the proposed terms of the transaction documents and the substantially higher execution and enforcement risks with the Consortium’s proposal, ON Semiconductor’s proposal had a higher certainty of value and therefore should be pursued if higher value could be obtained from ON Semiconductor.” The reality is that the Board never wanted to sell to the Consortium, and never solicited them.

6. On December 8, 2015, Fairchild announced that it had received an unsolicited proposal to acquire all of the outstanding shares of common stock of the Company for $21.70 (the “Consortium December 7 Proposal”) from the Consortium. After receipt of a letter on December 11, 2015 from ON indicating that ON believed that the Merger Agreement was superior to the Consortium December 7 Proposal, the Board concluded, on December 13, 2015, that the Party G Group December 7 Proposal was not a proposal that would reasonably be expected to result in a Superior Proposal. Thus, the Board did not change its recommendation on the Proposed Transaction.

7. In connection with the Tender Offer’s commencement, on December 4, 2015, Fairchild filed a Schedule 14D-9 Recommendation Statement (“Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”), which has subsequently been amended eleven times to provide updated information regarding the sale process and the Board’s evaluation of proposals from the Consortium.

8. Amendment No. 4 to the Recommendation Statement states that, on December 28, 2015, Fairchild received a revised, unsolicited proposal from the Consortium to acquire all of the outstanding common stock of the Company for $21.70 per share in cash (the “Consortium December 28 Proposal”), structured as a two-step tender offer. Thereafter, on January 4, 2016, the Board determined that the Consortium’s December 28 Proposal would reasonably be expected to result in a Superior Proposal as defined in the Merger Agreement. The Board still had not changed its recommendation in support of the Merger Agreement, but engaged in reciprocal due diligence and discussions with the Consortium over the next few weeks.

9. On February 8, 2016, the Board determined that, without further expected improvement in proposed terms, the Board would be unlikely to determine that the Consortium December 28 Proposal constituted a Superior Proposal that would result in the Company terminating the Proposed Transaction with ON. The Board stated that it was concerned with the risk of failing to receive approval by the Committee on Foreign Investment in the United States (“CFIUS”), as well as other approvals from the Consortium’s home country, China. On February 12, 2016, the Consortium responded to the Company’s concerns by revising certain terms in the Consortium December 28 Proposal (the “Revised Consortium December 28 Proposal”). Notably, the Consortium revised terms included an offer price of $22.00 per share in cash, $2.00 per share more than ON’s offer, and a “hell-or-high-water” obligation with respect to the Consortium’s efforts to obtain CFIUS approval, among other things. Despite the Consortium’s clear willingness to address CFIUS approval concerns and offer Fairchild stockholders a superior price through its revised proposal, on February 16, 2016, the Board announced that the Consortium December 28 Proposal was not a Superior Proposal.

10. By failing to disclose material information in the Recommendation Statement and rejecting an obviously Superior Proposal made by the Consortium, the Individual Defendants have breached their fiduciary duties and ON and Merger Sub have aided and abetted such breaches. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty, and/or recover damages resulting from defendants’ violations of their fiduciary duties.

PARTIES

11. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Fairchild.

12. Fairchild is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 3030 Orchard Parkway, San Jose, CA 95134. Fairchild designs, develops, manufactures, and markets power analog, power discrete, and non-power semiconductor solutions worldwide. The Company’s products are used in mobile, industrial, appliance, automotive, consumer electronics, and computing markets applications. It sells its products to distributors, original equipment manufacturers, and electronic design and manufacturing services customers. The Company was founded in 1959 and is headquartered in San Jose, California. Fairchild is named as a party herein solely for the purpose of providing full and complete relief.

13. Defendant Charles P. Carinalli (“Carinalli”) has served as a director since February 2002.

14. Defendant Randy W. Carson (“Carson”) has served as a director since March 2010.

15. Defendant Terry A. Klebe (“Klebe”) has served as a director since May 2011.

16. Defendant Anthony Lear (“Lear”) has served as a director of the Company since September 2008.

17. Defendant Catherine P. Lego (“Lego”) has served as a director of the Company since August 2013.

18. Defendant Kevin J. McGarity (“McGarity”) has served as a director of the Company since November 2005.

19. Defendant Bryan R. Roub (“Roub”) has served as a director of the Company since March 2004.

20. Defendant Ronald W. Shelly (“Shelly”) has served as a director of the Company since June 1998.

21. Defendant Mark S. Thompson (“Thompson”) has served as a director and CEO of the Company since May 2005 and Chairman of the Board since May 2008, and served as President from May 2005 until September 2012.

22. Defendants referenced in ¶¶ 13 through 21 are collectively referred to as the Individual Defendants and/or the Board.

23. Defendant ON is a Delaware corporation with its headquarters located at 5005 East McDowell Road, Phoenix, Arizona 85008. ON manufactures and sells semiconductor components for various electronic devices worldwide.

24. Defendant Merger Sub is a Delaware corporation and wholly-owned subsidiary of ON that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of owners of Fairchild common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

26. This action is properly maintainable as a class action.

27. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Recommendation Statement, as of November 30, 2015, the Company had 113.4 million shares of outstanding common stock.

28. Questions of law and fact are common to the Class, including, inter alia, the following:

a.	Have the Individual Defendants breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

b.	Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

c.	Whether ON and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

d.	Whether the Class is entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

31. Defendants have acted, or refused to act, on grounds generally applicable to the Class, and are causing injury thereto, and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Background Leading Up to the Proposed Transaction

32. Fairchild, the descendant of a seminal Silicon Valley startup founded in 1957, designs, develops, manufactures, and markets power analog, power discrete, and non-power semiconductor solutions worldwide. The Company sells components used in cars, smartphones, appliances, and other products. It sells its products to distributors, original equipment manufacturers, and electronic design and manufacturing services customers. The Company was founded in 1959 and is headquartered in San Jose, California.

33. In a press release dated November 18, 2015, the Company announced that it had entered into the Merger Agreement with ON, pursuant to which ON, through Merger Sub, would commence the Tender Offer to acquire all of the outstanding shares of Fairchild for a purchase price of $20.00 per share in cash.

34. According to the Merger Agreement, any Company stock option that is outstanding, whether vested or unvested, will immediately vest and cancel in exchange for a cash payment equal to the product of the total number of shares previously subject to the Company option and the excess, if any, of the merger consideration over the exercise price per share previously subject to such Company option.

35. Following successful completion of the Proposed Transaction, Merger Sub will merge with and into the Company with the Company becoming a wholly-owned subsidiary of ON.

36. The Tender Offer is conditioned upon the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the United States and other customary conditions. The Tender Offer is not subject to any financing condition.

37. The Tender Offer commenced on December 4, 2015, has been extended five times, and is now expected to close in May of 2016.

The Proposed Transaction Fails to Maximize Stockholder Value

38. The Proposed Transaction consideration appears to undervalue the Company and the significant synergies created by the Proposed Transaction. The Company’s stock traded as high as $20.84 as recently as May 19, 2015. Additionally, in the press release on November 18, 2015 announcing the Proposed Transaction, a senior ON executive stated that it expected cost of goods sold (COGS) synergies of $30 million, and that the Proposed Transaction will produce a combined company with approximately 10,000 worldwide patents and $4.9 billion in revenue.

39. The Board’s decision to sell the Company for what appears to be inadequate consideration of lesser value than the Company’s standalone value deprives the Company’s stockholders of their ability to reap the benefits of Fairchild’s promising long-term financial returns.

41. Moreover, the Board agreed to the Proposed Transaction, despite knowing that there was another interested bidder, the Consortium, who was willing to pay more.

43. On November 12, 2015, the Company received a proposal from the Consortium that indicated it could pay $20.20 “or higher” per share. In the letter, the Consortium explained that it would need additional time to submit a final offer for the Company. But at this time, the Fairchild Board was determined to strike a deal with ON.

44. The Consortium is led by State Sponsor, a state-owned conglomerate. Also participating in the Consortium is Party G, the investment firm that led the takeover of the imaging chip maker OmniVision Technologies, Inc. (“OmniVision”) in the spring of 2015.

45. ON had also submitted a proposal on November 12, 2015 to acquire the Company for $19.50 per share in cash.

46. Despite the higher price offered by the Consortium on November 12, 2015, on November 13, 2015, the Board met to discuss and review bids and “unanimously concluded that, based on the offers, including the proposed terms of the transaction documents and the substantially higher execution and enforcement risks with the Party G Group’s proposal, ON Semiconductor’s proposal had a higher certainty of value and therefore should be pursued if higher value could be obtained from ON Semiconductor.”

47. Following the meeting, Thompson spoke with ON’s CEO, Keith Jackson (“Jackson”), and conveyed the Board’s request for ON to raise its offer to $20.00 or higher per share. Later on November 13, 2015, Jackson and Thompson discussed ON’s proposal and Jackson indicated that ON could raise its proposal to $20.00 per share in cash, which Jackson told Thompson was ON’s best and final offer. Following the discussion, ON sent a revised proposal, reflecting the $20.00 per share offer.

48. Knowing that the Consortium was willing to pay more, the Board nevertheless determined that the Proposed Transaction was advisable to and in the best interest of the Company and its stockholders. On November 17, 2015, the Board unanimously voted to approve and adopt the Merger Agreement and resolved to recommend that the Company’s stockholders tender their shares.

49. On December 8, 2015, Fairchild announced that it had received the Consortium December 7 Proposal to acquire all of the outstanding shares of common stock of the Company for $21.70 per share in cash. In connection with receipt of the Consortium December 7 Proposal, the Company stated that the Board would “carefully review and consider the Proposal.” The Board, however, did not change its recommendation in support of the Merger Agreement.

50. At a meeting held on December 9, 2015, Board discussed various aspects of the Consortium December 7 Proposal, including the increased value per share that would be available to the Company’s stockholders compared to the price per share payable under the Merger Agreement and the fact that the Consortium had agreed to provide a letter of credit to backstop certain payment obligations.

51. The Board also noted, however, that the Consortium December 7 Proposal would require the Company to pay the breakup fee that would be payable to ON without any reimbursement of such payment. The Board further noted that the letter of credit offered by the Consortium was limited to the amount of the reverse breakup fee and did not cover any damages claim in excess of such amount and that the amounts of the reverse breakup fees offered by the Consortium were insufficient in light of the additional significant risks resulting from the increased conditionality and challenges to enforceability that would be applicable to an agreement with the Consortium. These additional risks and challenges included the fact that members of the Consortium are part of a state-owned enterprise and that the Consortium December 7 Proposal had conditioned the closing of a transaction on receipt of approvals of regulators of the same state, the challenges of enforcement against a state-owned entity and the fact that a transaction with the Consortium was conditioned both on obtaining CFIUS approval and on the completion of a restructuring of the Company’s Taiwanese assets, where the failure to obtain CFIUS approval would result in a significantly lower breakup fee and the failure to complete the Taiwanese restructuring would result in no breakup fee whatsoever. Moreover, the Board noted that, despite the fact that the Consortium had already been provided extensive due diligence, the Consortium December 7 Proposal was subject to additional due diligence before the Consortium could submit a final proposal and that the draft debt commitment letter contained certain deficiencies.

52. On December 11, 2015, the Company received a letter from ON indicating that ON believed that the Merger Agreement was superior to the Consortium December 7 Proposal because it provided greater closing and timing certainty, noting the CFIUS risk posed by the Consortium December 7 Proposal

(and the failure to adequately address this risk, including the significantly lower CFIUS reverse termination fee), the additional burden, time and risk associated with the restructuring of the Company’s Taiwanese assets prior to the closing of a transaction, the challenges in obtaining an equitable remedy or monetary damages for a breach of an agreement from a company with limited assets in the U.S., and that the debt commitment letter submitted by the Consortium was only a draft which had significant conditionalities. Following receipt of the letter, Mr. Thompson spoke to Mr. Jackson about the letter and Mr. Jackson explained, consistent with the reasons outlined in the letter, that ON would not revise its offer at this time.

53. While the Board indicated that it would carefully review and consider the Consortium December 7 Proposal, the Board concluded, on December 13, 2015, that the Consortium December 7 Proposal was not a proposal that would reasonably be expected to result in a Superior Proposal, because of deficiencies, including the conditionality of the Consortium December 7 Proposal, the higher risks to completion of a transaction with the Consortium, the enforceability of the transaction documents, in the absence of a significant increase in the reverse termination fees and other assurances that the Company could recover damages from the Consortium if the Consortium breached an agreement.

54. On December 28, 2015, the Company received the Consortium December 28 Proposal to acquire all of the outstanding shares of common stock of the Company for $21.70 per share in cash, subject to the completion of additional due diligence and the negotiation of definitive transaction agreements. Structured as a two-step tender offer, the tender offer portion of the Consortium December 28 Proposal was conditioned, among other matters, on receipt of CIFUS approval, receipt of certain regulatory approvals from the State Sponsor’s jurisdiction, and completion of a restructuring of the Company’s Taiwanese assets. Under certain circumstances, failure to obtain the required antitrust or regulatory approvals, excluding CFIUS approval, would trigger the payment by the Consortium to the Company of a $200 million reverse termination fee. Failure to obtain CFIUS approval under certain circumstances would trigger the payment by the Consortium to the Company of a $108 million reverse termination fee. The December 28 Proposal also included a $215 million reverse termination fee payable under the same circumstances as the termination fee under the Merger Agreement. Under the Consortium December 28 Proposal, the Consortium would also pay to the Company the breakup fee that would be payable to ON under the Merger Agreement.

55. The Consortium December 28 Proposal also included a proposal to provide a letter of credit that would backstop the reverse termination fees (discussed above) and any final, nonappealable damages award in favor of the Company, of $300 million. In connection with the Consortium December 28 Proposal, the Consortium provided a definitive, executed debt commitment letter from JPMorgan Chase Bank, N.A., Hong Kong Branch, and has reduced the time required for the Consortium to complete its confirmatory due diligence from three weeks (as it had proposed in the Consortium December 7 Proposal) to two weeks.

56. Further, the Consortium December 28 Proposal also included a request that the Board waive any standstill obligations that would prevent the Consortium from making a public announcement of an intention to acquire the Company or from making a cash tender offer to acquire the Company.

57. On December 31, 2015, Defendant Thompson discussed the Consortium December 28 Proposal with ON’s Jackson, including whether ON wished to waive certain non-solicitation provisions of the Merger Agreement. In response, Jackson informed Thompson that ON did not wish to waive non-solicitation provisions contained in the Merger Agreement and, in a letter, Jackson informed Thompson that ON continued to view the Proposed Transaction as superior to the Consortium December 28 Proposal. As disclosed in Amendment No. 5 to the Recommendation Statement, the letter cited: (1) the fact that the Consortium December 28 Proposal’s CFIUS reverse break fee of $108 million was substantially lower than the other reverse break fees; (2) issues relating to the enforceability of a transaction against members of the Consortium; (3) the risks associated with the requirement that the Company complete a restructuring of the Company’s Taiwanese assets prior to the consummation of the offer; and (4) the fact that the Consortium failed to increase the price offered in light of the additional risks of the Consortium December 28 Proposal when compared to the transactions contemplated by the Merger Agreement.

58. On January 4, 2016, a transaction committee, consisting of defendants Klebe, Lego, and McGarity, (the “Transaction Committee”) recommended and the Board agreed that the Consortium December 28 Proposal would reasonably be expected to result in a Superior Proposal under the terms of the Merger Agreement. Also, the Board determined that it would not be in the best interests of the Company’s stockholders to provide a waiver of the standstill obligations applicable to the Consortium. Thus, the Consortium has remained bound by agreement not to commence a hostile tender offer to acquire the Company.

59. Over the next few weeks, representatives of the Company and the Consortium engaged in reciprocal due diligence and discussions concerning the terms of the Consortium December 28 Proposal. The Consortium’s draft transaction documents further indicated the inclusion of the following conditions: (1) the accuracy of representations and warranties with respect to certain national security matters and the valid termination of the Merger Agreement; (2) receipt of CFIUS approval; (3) receipt of certain Chinese regulatory approvals; and (4) completion of a restructuring of the Company’s Taiwanese assets. The draft transaction documents also provided that the Consortium would agree to certain mitigation to obtain CFIUS approval.

60. Despite the improved terms, on February 8, 2016, the Board determined that, without further expected improvement in, among other things, the proposed $108 million CFIUS reverse termination fee and its payment under all scenarios in which there is failure to obtain CFIUS approval, the Board would be unlikely to determine that the Consortium December 28 Proposal constituted a Superior Proposal.

61. On February 12, 2016, the Consortium submitted the Revised Consortium December 28 Proposal to the Board to include the following: (1) an increase in the offer price to $22.00 per share in cash; (2) the addition of a “hell-or-high-water” obligation with respect to the Consortium’s efforts to obtain CFIUS approval; (3) improvements to the scope of the representations and warranties that the Company would make relating to national security matters; (4) an increase in the reverse termination fee related to Chinese regulatory approvals to $300 million; (5) a reverse termination fee for failure to accept and pay for all validly tendered shares of $300 million; and (5) an indemnity of expenses relating to the proposed restructuring of the Company’s Taiwanese assets capped at $5 million. Although the Consortium was still unwilling to increase the reverse termination fee for failure to obtain CFIUS approval to more than $108 million, the Revised Consortium December 28 Proposal offered more value to the Company’s stockholders and addressed nearly all of the Board’s concerns. The Revised Consortium December 28 Proposal has been valued at approximately $2.6 billion in total consideration.

62. On February 15, 2016, the Board announced that it had concluded that the Merger Agreement with ON still purportedly constituted the highest value proposition reasonably available to the Company’s stockholders and that the Revised Consortium December 28 Proposal did not constitute a Superior Proposal.

The Revised Consortium December 28 Proposal Constitutes a Superior Proposal

63. Not only does the Revised Consortium December 28 Proposal constitute a financially Superior Proposal with an additional $2.00 per share over that offered by ON in the Merger Agreement, but the revised terms are superior to the terms contained in the Merger Agreement. Further, the Revised Consortium December 28 Proposal more than adequately addresses the Board’s purported concerns involving CFIUS approval.

64. The Merger Agreement’s definition of a “Superior Proposal” is as follows:

[A] bona fide unsolicited written Acquisition Proposal made after the date hereof (with references to 15% and 85% being deemed to be replaced with references to 50%), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors (taking into account legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal and such factors as the Company Board of Directors considers to be appropriate) to be more favorable to the stockholders of the Company than the Offer and the Merger, taking into account any adjustment to the terms and conditions of the Offer and the Merger proposed by Parent pursuant to the terms of this Agreement.

65. Even taking into account the regulatory and CFIUS approval requirements of a deal involving the Consortium, it is obvious that the that the inclusion of a “hell-or-high water” obligation and the various reverse termination fees in the Revised Consortium December 28 Proposal are more than enough to negate any concerns the Board may have.

66. Indeed, as recent as November 2015, Integrated Silicon Solution, Inc., a fabless semiconductor company, received CFIUS approval for its acquisition by Uphill Investment Co., a China-backed investment group. Also, in October 2015, OmniVision, a developer of advanced digital imaging solutions, received CFIUS approval for its takeover by a Chinese consortium, which included Party G.

67. Additionally, and as the Consortium is likely to argue, Fairchild’s chips are not vital to the national security of the United States, despite the fact that CFIUS has sometimes looked unfavorably on Chinese companies bidding for American technology companies.

68. Thus, the Board is breaching its fiduciary duty by continuing to recommend a lesser offer for the Company when the Revised Consortium December 28 Proposal constitutes a Superior Proposal.

The Recommendation Statement Fails to Provide Stockholders With Material Information

69. Although the Recommendation Statement has been amended eleven times since its initial filing on December 4, 2015, those amendments do not address the Recommendation Statement’s failure to disclose whether any communications regarding continued employment of management and/or Company employees took place with ON or other interested parties at any point prior to the execution of the Merger Agreement or since, and if so, when such communications took place, who participated in such communications, and what the substance of such communications expressed.

70. The Recommendation Statement provides:

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with ON Semiconductor, the Company, or their respective affiliates regarding continued service with ON Semiconductor, the Company or their respective affiliates after the Effective Time, it is possible that ON Semiconductor, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

71. This statement leaves open the possibility for continued employment of Fairchild management and/or other employees, and implies that while no agreement has yet been reached, the subject may have been broached.

72. Moreover, the statements made by both companies in connection with the Proposed Transaction imply continued employment of management and/or other employees. In the press release announcing the Proposed Transaction on November 18, 2015, ON’s CEO, Jackson, stated that “[o]ur plan is to bring together two companies with complementary product lines . . . .” In the same press release, Thompson also implied employment continuity stating “[a]s part of ON Semiconductor, Fairchild will continue to pioneer technology and design innovation . . . .” This implies that Fairchild will continue to operate as a semi-autonomous unit or subsidiary under the continued supervision of current management.

73. Information regarding communications concerning potential post-transaction employment of senior management is material to stockholders’ understanding of whether or not any conflicts of interest tainted the process, especially considering that Thompson conducted the majority of negotiations on behalf of Fairchild.

74. This information is particularly material here when Fairchild has received a higher bid for the Company, but nevertheless has decided to proceed with the Proposed Transaction.

75. Despite having formed the Transaction Committee, all of the meetings and discussions with Party A                                   who had reached out to Thompson regarding a potential transaction on April 24, 2015, took place between Thompson and/or members of Fairchild’s management and Party A.

76. Thompson’s meetings and discussions with Party A included:

•	April 24, 2015 conversation between Thompson and Party A’s CEO whereby Party A informed Thompson that it was interested in discussing a strategic business combination;

•	May 22, 2015 meeting between Thompson and Party A’s CEO;

•	July 6 and 7, 2015 meeting between senior management of Fairchild and senior management of Party A;

•	July 27, 2015 conversation where Party A’s CEO informed Thompson that it would be unlikely to submit a proposal for a strategic combination by the end of the month;

•	September 17, 2015 meeting between Thompson and Party A’s CEO who indicated that Party A would be providing an indication of interest by the end of the month; and

•	September 28, 2015 meeting between senior management of Fairchild and senior management of Party A.

77. Thompson also conducted negotiations with Party B without the Transaction Committee, including:

•	August 14, 2015 email from Party B’s CEO to Thompson asking to meet and discuss industry-related topics; and

•	August 20, 2015 meeting between Thompson and Party B regarding a possible transaction.

78. Similarly, the Transaction Committee had little involvement in discussions and negotiations with ON. Thompson had the following discussions and meeting with ON representatives:

•	August 17, 2015, ON’s CEO, Jackson, called Thompson to request a meeting regarding “industry-related topics”;

•	August 26, 2015 meeting between Jackson and Thompson regarding ON’s submitting an indicative proposal to acquire the Company;

•	September 23, 2015 conversation between Jackson and Thompson regarding ON’s proposal;

•	September 24, 2015 invitation by Thompson for Jackson to meet with representatives of Fairchild;

•	October 9, 2015 discussion between Thompson and Jackson of the Transaction Committee’s reaction to ON’s proposal; and

•	November 3, 2015 discussion between Thompson and Jackson of a potential transaction.

79. According to the Recommendation Statement, all of the early discussions between Fairchild and ON took place through Thompson. Thus, while the Recommendation Statement states that no employment agreements have been reached at present, stockholders should be informed as to the nature and timing of any communications regarding prospective post-transaction employment for Fairchild’s senior management that took place during the process.

82. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

83. Plaintiff repeats all previous allegations as if set forth in full herein.

84. The Individual Defendants have breached their fiduciary duties owed to the stockholders of Fairchild because, among other reasons:

(a) They agreed to the Proposed Transaction for inadequate consideration, which is exceeded by the Company’s standalone value;

(b) They failed to properly value Fairchild;

(c) They failed to conduct a process that maximized stockholder value; and

(d) They failed to provide material information to stockholders in connection with the Proposed Transaction.

85. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they will be prevented from making a fully informed decision regarding whether or not to tender their shares and/or seek appraisal.

86. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

87. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against ON and Merger Sub)

88. Plaintiff repeats all previous allegations as if set forth in full herein.

89. As alleged in more detail above, defendants ON and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

90. As a result, Plaintiff and the Class members are being harmed.

91. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(a) Declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(b) Enjoining, preliminarily and permanently, the Proposed Transaction;

(c) In the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(d) Directing that defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(e) Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(f) Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: March 11, 2016		RIGRODSKY & LONG, P.A.
Public Version Dated:
March 16, 2016	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff
OF COUNSEL:

LEVI & KORSINSKY, LLP
Donald J. Enright
Elizabeth K. Tripodi
1101 30th Street, N.W., Suite 115
Washington, DC 20007
(202) 524-4290

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